SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1. Name and Address of Reporting Person Westcliff Capital Management, LLC	2. Date of Event Requiring Statement (Month/Day/Year) 05/08/01 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Diedrich Coffee, Inc. (DDRX)
(Last) (First) (Middle) 200 Seventh Avenue, Suite 105	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __X__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) Santa Cruz, California 95062		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_Form filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	452,842	D & I	See Note 2
Common Stock	409,191	D & I	See Note 3

Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrant to Purchase Common Stock	5/8/01	5/8/10	Common Stock	110,641.75	$4.80	D&I	See Note 2
Warrant to Purchase Common Stock	5/8/01	5/8/10	Common Stock	97,691.5	$4.80	D& I	See Note 3

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of (i) Westcliff Capital Management, LLC, and (ii) Richard S. Spencer III, a manager and the majority member of Westcliff Capital Management, LLC. Each Reporting Person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) These securities are owned by investment limited partnerships of which Westcliff Capital Management, LLC is the general partner and investment adviser. Each Reporting Person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such Reporting Person's pecuniary interest.

(3) These securities are owned by entities for which Westcliff Capital Management, LLC is the investment adviser. Each Reporting Person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such Reporting Person's pecuniary interest.

Dated: May 14, 2001
Westcliff Capital Management, LLC By: Richard S. Spencer III, Manager	Richard S. Spencer III

Joint Filer Information

Name: Richard S. Spencer III

Address: 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062

Designated Filer: Westcliff Capital Management, LLC

Date of Event Requiring Statement (Month/Day/Year): 05/08/01

Issuer and Ticker Symbol: Diedrich Coffee Inc. DDRX

Signature: Richard S. Spencer III

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.